UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

EXAR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and Executive Vice President of Business Development

Exar Corporation

48720 Kato Road, Fremont, CA 94538

(510) 668-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Stephen B. Sonne, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road, Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid: Not applicable                                 Filing party: Not applicable

             Form or Registration No.: Not applicable                               Date filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached is Exar Corporation’s (the “Company”) preliminary proxy statement filed on August 26, 2008 (the “Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “SEC”), relating to the Company’s 2008 Annual Meeting of Stockholders to be held on October 16, 2008 (the “Annual Meeting”). At the Annual Meeting, we will ask our stockholders to approve a stock option exchange program to permit eligible employees to voluntarily exchange eligible options to purchase shares of the Company’s common stock outstanding under the Company’s existing equity incentive plans for a lesser number of restricted stock units to be granted under the Company’s 2006 Equity Incentive Plan or, to the extent permissible, another of the Company’s stock option plans. Also attached is an email communication sent on August 26, 2008 to the Company’s employees from Pedro (Pete) Rodriguez, the Company’s Chief Executive Officer and President, regarding the stock option exchange program (the “Employee Communication”). The Preliminary Proxy Statement and Employee Communication do not constitute an offer to holders of our outstanding stock options to exchange those options. The stock option exchange program will only be commenced, if at all, following such time as our stockholders approve the stock option exchange program.

The stock option exchange program that is referred to in the Preliminary Proxy Statement and the Employee Communication has not yet commenced. Upon the commencement of the stock option exchange program, we will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of the Company’s eligible employees holding eligible options are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when they become available because these materials will contain important information about the stock option exchange program. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at http://www.sec.gov, (ii) by directing a written request to: Exar Corporation, Attention: Investor Relations M/S 210, 48750 Kato Road, Fremont, California 94538, or (iii) by contacting the Company directly at (510) 668-7201.

ITEMS 1-11, 13.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for Exar Corporation’s 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on August 26, 2008.

99.2	Email communication to Exar Corporation’s employees from Pedro (Pete) Rodriguez, Chief Executive Officer and President of Exar Corporation, dated August 26, 2008.